

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 24, 2018

<u>Via E-mail</u>
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands, Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

> **Re: Rocky Mountain High Brands, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 16, 2018**
> **File No. 333-221273**

Dear Mr. Welch:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2018 letter.

<u>Plans for Meeting Debt Obligations and Reaching Profitability, page 21</u>

1. We note you have included 2018 projections for sales of your newly branded products in which revenues increase from approximately $400,000 to $4,000,000. However, we note that your sales have declined 86% in the three months ended September 30, 2017 compared to the same period in 2016. Further, we note that your sales for the year ended June 30, 2017 declined 63% compared to the previous year. Please disclose the reasonable basis for projecting significant increases in sales of your newly branded products.   Refer to Item 10(b)(1) of Regulation S-K. Please also include disclosure consistent with Item 10(b)(3) of Regulation S-K.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Joe Laxague, Esq.
        Laxague Law, Inc.